Agricore United™

05007734

May 6, 2005

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2005
WASH. D.C. 185 SECTION

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

**Re: United Grain Growers Limited – File No. 82-34725**
**Information Furnished Pursuant to Rule 12g3-2(b)**
**Under the Securities and Exchange Act of 1934**

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   May 6, 2005 (Agricore United Announces Terminal Sale to Terminal One Vancouver Ltd.)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

**David Carefoot** - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

**Terminal One Vancouver Ltd.**
Great Sandhills Terminal Marketing Centre Ltd.
North East Terminal Ltd.
North West Terminal Ltd.
Prairie West Terminal Ltd.
South West Terminal Ltd.

## AGRICORE UNITED ANNOUNCES TERMINAL SALE TO TERMINAL ONE VANCOUVER LTD.

**May 6, 2005 (Saskatoon) –** Agricore United announced today that it has signed an agreement for the sale of the former United Grain Growers Limited terminal elevator in Vancouver, British Columbia ("the Vancouver Terminal") to Terminal One Vancouver Ltd. ("Terminal One"). The sale of the Vancouver Terminal was undertaken pursuant to a consent agreement with the Commissioner of Competition following the merger of United Grain Growers Limited and Agricore Cooperative Ltd. Terms of the deal were not disclosed but the transaction is expected to close on or before August 1, 2005, subject to certain closing conditions and regulatory approval.

Agricore United will consolidate its Vancouver grain handling operations through two other terminals in which it has an interest and as a result, the sale is not expected to materially impact on the Company's results from continuing operations. The proceeds of the sale may be used for general corporate purposes, including the non-scheduled repayment of debt or capital reinvestment.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

"We're pleased that we've been able to come to a successful arrangement with Terminal One which allows them to complete their grain pipeline," says Murdoch MacKay, Vice-President, Terminal Services for Agricore United. "Agricore United has had a strong relationship with independent inland terminals over the years and, given the leadership demonstrated by them through this process, we're confident in their future success."

Terminal One represents a consortium of five farmer-owned inland grain terminals operating in Saskatchewan: Great Sandhills Terminal Marketing Centre Ltd., North East Terminal Ltd., North West Terminal Ltd., Prairie West Terminal Ltd. and South West Terminal Ltd. The combined throughput capacity of the consortium is in excess of one million tonnes. New partners are being considered that could increase grain handling throughput at Terminal One to 1.5 million to 2 million tonnes.

"This is a great day for our five participating companies as well as independent inland terminal operators across western Canada. We now have full access to the key port of Vancouver which previously was only available to us through handling agreements with other terminal elevator operators," says Garth Gish, representing Prairie West Terminal Ltd. and spokesman for Terminal One. "It is a dream come true for our respective organizations and we are extremely excited about the future possibilities it presents us."

The inaugural board of directors of Terminal One is comprised of one representative from each of the participating inland terminals:

| | | |
|---|---|---|
| Prairie West Terminal Ltd. | Plenty, Saskatchewan | Garth Gish – Spokesperson |
| Great Sandhills Terminal Marketing Centre Ltd. | Leader, Saskatchewan | Jim Major |
| North East Terminal Ltd. | Wadena, Saskatchewan | Alec Dyok |
| North West Terminal Ltd. | Unity, Saskatchewan | Jason Skinner |
| South West Terminal Ltd. | Antelope, Saskatchewan | Mark Schell |

Terminal One Vancouver Ltd. will hold a news conference at 11 am MDT, May 6, 2005 in the Sheraton Cavalier East Room, 612 Spadina Crescent East, Saskatoon, Saskatchewan to further outline its plans for the facility.

- 30 -

For more information, contact:


**Garth Gish**
**Terminal One Vancouver Ltd.**
**(306) 460-8874**
ggish@p-w-t.ca

**Murdoch MacKay**
**Vice-President, Terminal Services**
**Agricore United**
**(204) 944-5648**
mmackay@agricoreunited.com